Annual Report




2023

Highlights

METTLER TOLEDO

METTLER TOLEDO

METTLER TOLEDO (NYSE:MTD) is a leading global supplier of precision instruments and services. We have strong leadership positions in all of our businesses and believe we hold global number-one market positions in most of them. We are recognized as an innovation leader and our solutions are critical in key R&D, quality control, and manufacturing processes for customers in a wide range of industries including life sciences, food, and chemicals. Our sales and service network is one of the most extensive in the industry. Our products are sold in more than 140 countries and we have a direct presence in approximately 40 countries. With proven growth strategies and a focus on execution, we have achieved a long-term track record of strong financial performance.

$3.788 billion
Sales

30.4%
Adjusted Operating Profit Margin

$38.03
Adjusted Earnings per Share

$908 million
Free Cash Flow

~17,300
Workforce

On the cover: METTLER TOLEDO's entirely new portfolio of standard and advanced laboratory balances was designed with sustainability in mind and redefines simplicity, seamless data management, robustness, and reliable high performance. METTLER TOLEDO is a global leader in precision laboratory instruments.

Financial Highlights

2023 At-a-Glance

-3%
Local currency sales growth

0 basis points
Adjusted operating profit margin expansion

-4%
Adjusted EPS growth

+16%
Free cash flow

Sales
($ in millions)



Local Currency CAGR 6% [1]

Year	Sales
2013	2,379
2014	2,486
2015	2,395
2016	2,508
2017	2,725
2018	2,936
2019	3,009
2020	3,085
2021	3,718
2022	3,920
2023	3,788

Sales by Customer Destination



41% Americas
27% Europe
32% Asia and Other

Adjusted Operating Profit Margin [2]
(in %)



19.6 (2013) … 30.4 (2023)

Adjusted Earnings per Share [2]
(in dollars)



CAGR 14%

Year	EPS
2013	10.58
2014	11.72
2015	12.92
2016	14.80
2017	17.57
2018	20.32
2019	22.77
2020	25.72
2021	34.01
2022	39.65
2023	38.03

Free Cash Flow [2]
($ in millions)



CAGR 12%

Year	FCF
2013	285
2014	343
2015	365
2016	347
2017	415
2018	456
2019	531
2020	648
2021	822
2022	781
2023	908

[1] CAGR in USD for the period 2013 – 2023 is 5%.

[2] Represents non-GAAP financial measure; a reconciliation to U.S. GAAP metrics is provided in the appendix.

Providing Solutions
Across Our Customer's Value Chain



Scale-up and Production

R&D Laboratory

Quality Control Lab

R&D Laboratory

Our precise instruments are the foundation of research and quality control labs all over the world. High-performance weighing solutions offer a basis for solid R&D results. Pipettes are an essential tool for life science research. Thermal analysis instruments help to improve materials and their thermal behavior. Automated chemistry solutions accelerate the development of new chemicals.

Quality Control Lab

Quality control relies on fast and precise analytical measurement as well as good data management. Our analytical balances, titrators, pH meters, density meters, refractometers, melting point meters, pipettes, and UV/VIS spectrophotometers can be tailored to each customer's application. Together with LabX software, our instruments provide a fully documented workflow for every quality control lab.

Scale-up and Production

Our sensors for measuring critical liquid analytical parameters, such as pH, CO_2, oxygen, conductivity, turbidity, and total organic carbon, enable pharmaceutical, biotech, and other industries to continuously ensure product quality and meet regulatory standards. Our transmitters and ISM® digital sensors make data collection and integration into control systems efficient and flexible, while enabling process optimization and productivity improvements.








Production and Filling   Packaging   Logistics   Food Retail

Production and Filling

We offer highly robust and durable industrial scales and terminals in all sizes, formats, and capabilities to monitor, control, and facilitate automation of various manufacturing processes including applications for formulation, weight-based quality control, and counting. Software programs help increase productivity, improve product quality, and enhance the yield of manufacturing processes.

Packaging

Product inspection solutions help to safeguard product quality, safety, and integrity, inside and out, while increasing productivity. Our systems for metal detection, checkweighing, x-ray, and vision inspection provide confidence that product quality is maintained, compliance with industry standards is achieved, and consumers and brands are protected.

Logistics

Our vehicle scale systems offer the highest level of accuracy and can prevent unexpected downtime thanks to a unique design and remote diagnostics capabilities. For express and freight carriers, in-motion weighing and dimensioning solutions increase productivity and provide revenue recovery opportunities at highest throughputs and read rates.

Food Retail

From retailers' receiving docks to their checkout counters, we enhance efficient handling of fresh goods with weighing, packaging, pricing, wrapping, and labeling solutions. Connected scales greatly facilitate fresh item management, in-store marketing promotions, and more.








Patrick Kaltenbach
President and
Chief Executive Officer

Dear Fellow Investors

We faced more challenging market conditions in 2023 following two years of very strong growth, including weaker demand from life science customers and a significant decline in China in the second half of the year. Many customers reduced their investments as the year progressed due to weak global economic growth, higher interest rates, and increased geopolitical tensions. Our sales were also impacted by shipping delays of approximately $58 million with a new European logistics service provider, which we expect to largely recover in the first quarter of 2024. Despite these challenges, our team swiftly adjusted to the changing environment, and our agility, culture of collaboration, and focus on continuous improvement made a tremendous difference to minimize the impact of these factors.

Our team successfully leveraged our sophisticated sales and marketing programs and innovative portfolio to capitalize on our customers' demand for automation and digitalization solutions and their investments in faster-growth segments. We reduced our cost structure to adjust to lower market demand, while at the same time continuing to prioritize important investments for future growth.

2023 Financial Highlights

Our 2023 financial results demonstrate our ability to remain agile and execute well despite difficult market conditions:
- Sales were $3.788 billion, a decrease of 3% in local currency over 2022.
- Research and development expenses grew 3% in local currencies to support innovation.
- Adjusted Operating Profit of $1.152 billion declined 3% from the prior year, while our Adjusted Operating Profit margin was unchanged at 30.4%.
- Adjusted EPS of $38.03 declined 4% and was negatively impacted by 3% from foreign currency.
- Free cash flow was $908 million, up 16%, and was used primarily for share repurchases.

Our local currency sales declined 3% following exceptional sales growth over the prior two years. The life sciences, food manufacturing, and chemicals industries combined represent over 70% of our revenues, and market demand across these industries deteriorated as the year progressed. Life sciences was particularly soft after very strong growth during the pandemic. Additionally, China comprises approximately one-fifth of our sales and had a strong start to the year after emerging from its prolonged COVID-19 lockdowns. This momentum was short-lived, however, and reduced market demand and a deteriorating economic environment led to an unprecedented sales decline during the second half of 2023.

Despite these market challenges, our teams demonstrated tremendous resilience and continued to execute extremely well. Benefits from our operational excellence initiatives helped to mitigate headwinds from lower volume and inflation. Our Adjusted Operating Profit declined 3%, or was flat excluding unfavorable foreign currency.

Free cash flow grew 20% on a per share basis as we were able to reduce working capital as supply chain conditions improved. We will continue to return our excess cash flow beyond our needs to shareholders through our share repurchase program.

Growing Our Lead in Innovation

We remain committed to nurturing our robust pipeline of innovative new products and services, and our portfolio is stronger than ever. We believe organizations that maintain their investments during periods of reduced market demand will emerge even stronger during recovery periods. Our focus on innovation bolsters our technology leadership in our industry and reinforces our reputation as a trusted advisor to our customers.

Our Laboratory business recently introduced an entirely new portfolio of standard and advanced level balances. We are the global market leader in laboratory weighing, and our new balances extend this leadership by featuring increased robustness, a harmonized user interface, and up to 30% better measurement performance. We also design our balances with sustainability in mind, including reduced material usage, improved packaging, and decreased power consumption.

Another new Lab offering last year was our differential scanning calorimeter (DSC) 5+. Our DSC 5+ is the first thermal analysis instrument in the industry capable of switching between two different measurement modes and features a high-capacity robot to perform more experiments in a shorter time with fewer resources. A great addition to our Lab portfolio, DSC 5+ targets the needs of customers in the lithium-ion battery and other new growth segments.

Our Product Inspection business also introduced the X2 Series of automated x-ray inspection systems that detect hard-to-find physical contaminants such as glass or bone fragments in small packaged foods and pharmaceuticals. This series has an intuitive interface paired with a front opening design that provides easy access for cleaning and maintenance, increasing customers' uptime and productivity.

Another Wave of Sales and Marketing Excellence

The diversity of our businesses and fragmented customer base require a set of sophisticated tools, analytics, and processes to identify, prioritize, and pursue the most attractive and profitable growth opportunities for our field sales teams. Spinnaker is our global excellence program in sales, service, and marketing that enables us to drive sales growth and gain market share.

As part of our focus on continuous improvement and innovation, we periodically launch new waves of Spinnaker that build on our previous waves and initiatives. We are currently launching our sixth wave, aimed at leveraging new possibilities offered by the digitalization of processes and enhancing the customer experience.

A key element of Spinnaker is ensuring our field sales teams are focused on capturing the most attractive growth opportunities and selling to new customers and cross selling within existing accounts. Our TopK program provides our field sales teams with detailed investment alerts that are generated by proprietary data analytics and deep learning software solutions. By leveraging big data analytics and an expanded platform, TopK now features dynamic qualification and feedback loops, helping to increase our time with accounts that are not yet customers. Spinnaker also supports our activities to sell across our business, utilizing insights from service technicians and other sources to feed our sales engine.

This wave of Spinnaker also includes additional refinements to our eCommerce platform, as well as a new digital selling approach that focuses on our customer's end-to-end journey with improved content, personalized self-services, and integration into our operations and supply chain. We expect to achieve several advantages from these enhancements, including improved customer retention and satisfaction through tighter integration into their processes, productivity gains from more automated processes, and closer collaboration with our business partners.

New Services to Enhance the Customer Experience

To maintain high reliability and accuracy of measurements from our precision instruments, we offer a wide range of comprehensive services to our customers. In 2023, we continued to enhance our service offering by investing in additional resources to support our customers' uptime and drive continued growth in this important business.

These investments include advanced digital approaches to optimize our service processes in ways that enhance the customer experience. For example, a state-of-the-art service call triage operation allows us to efficiently resolve a customer issue remotely or diagnose the issue to ensure a first-time fix for a field technician. This improved process results in strong customer uptime while increasing our capacity to serve more customers. To enable semi-automated service scheduling, we now use artificial intelligence algorithms to more accurately estimate service visit duration to generate more precise technician schedules.



Our new lines of standard and advanced lab balances provide increased robustness, an intuitive user interface, and up to a 30% improvement in measurement performance.









Our global service footprint is the largest of our direct competitors, yet we have ample opportunity to expand the proportion of our installed base that we service today. We estimate the service revenue opportunity from our installed base of instruments approximates $3 billion, and we have an extensive collection of initiatives to further penetrate this installed base. Selling service at the point of new product sale is another important growth area for us, and we are targeting this growth through enhanced training for our sales force and optimizing and auto-attaching service quotes to new product quotes.

Strengthening Our Organization Through Automation and Digitalization

Our operational excellence program, SternDrive, helps us reduce our material costs and increase our manufacturing and back-office productivity through the diligent execution of hundreds of small improvement projects at any one time. Challenging global supply chain conditions in recent years required considerable attention from our supply chain teams, and thankfully we are in a position to increase our capacity going forward to develop and deliver on new SternDrive initiatives.

In late 2023, we launched our third wave of SternDrive focused on the smart automation of our production facilities. Most of our production facilities involve product offerings that have a low unit volume and a high mix of variants, which in the past did not lend itself to automated assembly processes. Advancements in automation technology now allow us to utilize easy-to-program and low-cost robotics and collaborative robots in our production facilities, providing high-impact productivity increases with rapid payback periods.

The gains we have seen in our Spinnaker and SternDrive programs would not be possible without Blue Ocean, our system and process harmonization program that is enabled by a single common ERP platform. We successfully completed several important roll-ins in 2023, with over 90% of our organization now on the template. Blue Ocean has delivered significant benefits from increased business transparency and productivity, and over the coming year we will release advanced customer-facing digital solutions and pursue other exciting automation and AI applications.

Enriching Our Unique Culture for the Future

The great successes of our Company in recent years are the direct result of the efforts of our amazing team of dedicated colleagues, and we are proud of our unique, high-performance culture. We are committed to always improving our employee experience and are introducing exciting initiatives that include a strong emphasis on our employer branding, with the goal of clearly communicating our business purpose to Empower a World of Opportunities and highlighting the key values that distinguish us as an ideal employer.



> The DSC 5+ thermal analysis instrument can switch between two different measurement modes and also features a high-capacity robot to perform more experiments in a shorter time with fewer resources.





METTLER TOLEDO
Tc
25.61 °C
tr
1:29:55 h
One Click
Signals
System
Furnace
Tray
Reset
DSC 5+
STAR System
TOLEDO

Power Compensation
Heat Flux

Ready to Capitalize on Market Recovery

We are preparing for challenging market conditions to persist in the first half of 2024, while also remaining agile to quickly capitalize on growth opportunities and trends towards automation and digitalization, as well as customer investments in faster-growth segments and on/near-shoring opportunities.

We continue to invest strongly in the development of next-generation products and solutions and have enhanced our best-in-class corporate programs by launching the next waves of Spinnaker and SternDrive. In these ways, we are further strengthening our competitiveness and putting us in an even more favorable position to grow and gain share, especially once our markets pick up again.

Our ability to demonstrate resilience and agility during challenging times is a critical element of our DNA. We will continue to implement a good balance of initiatives focused on growth and operational excellence, and we remain very excited about the long-term growth opportunity for our business.

I would like to express my sincere appreciation to our valued colleagues, loyal customers, and supportive shareholders. Your unwavering commitment to METTLER TOLEDO has been a driving force behind our success, and we are grateful for your continued dedication.

Sincerely,

Patrick Kaltenbach
President and CEO

February 10, 2024



"The new X2 Series of x-ray inspection systems maximizes packaged food manufacturers' uptime and provides reliable detection of physical contaminants such as glass or bone fragments."







Appendix

GAAP to Non-GAAP Measure Reconciliation

Dollars in Millions	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
GAAP consolidated net sales	$2,379	$2,486	$2,395	$2,508	$2,725	$2,936	$3,009	$3,085	$3,718	$3,920	$3,788
Local currency (LC) sales growth	1%	5%	3%	7%	8%	6%	5%	2%	18%	11%	(3)%
Foreign exchange impact	1%	(1)%	(7)%	(2)%	1%	2%	(3)%	1%	3%	(6)%	0%
Reported USD Sales Growth	2%	4%	(4)%	5%	9%	8%	2%	3%	21%	5%	(3)%

Operating Margin % Reconciliation	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Earnings before tax (GAAP)	$403	$445	$463	$504	$574	$652	$681	$749	$949	$1,071	$974
Amortization	25	29	31	36	43	48	50	57	63	66	72
Interest expense	23	25	27	28	33	35	37	39	43	55	77
Restructuring charges	20	6	11	6	13	18	16	11	5	10	33
Other charges (income), net	3	2	(1)	8	(6)	(22)	(6)	(14)	(3)	(9)	(4)
Pension reclassification	(6)	(15)	(13)	(10)	0	0	0	0	0	0	0
Adjusted Operating Income (non-GAAP)	$467	$492	$519	$573	$657	$731	$778	$841	$1,058	$1,192	$1,152
Adjusted Operating Income % of Sales	19.6%	19.8%	21.7%	22.9%	24.1%	24.9%	25.9%	27.2%	28.5%	30.4%	30.4%

Earnings Per Share (EPS)	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
GAAP earnings per share (EPS)	$9.96	$11.44	$12.48	$14.22	$14.24	$19.88	$22.47	$24.91	$32.78	$38.41	$35.90
Purchased intangible amortization, net of tax	0.12	0.13	0.14	0.18	0.27	0.39	0.43	0.46	0.70	0.87	0.93
Restructuring charges, net of tax	0.49	0.15	0.30	0.18	0.38	0.56	0.50	0.35	0.18	0.34	1.20
Acquisition (gain) cost, net of tax				0.03	0.05	(0.74)			0.35	0.03	
Tax items (reform: US '17-'18, Swiss '19)					2.73	0.14	(0.63)				
Other	0.01			0.19	(0.10)	0.09					
Adjusted EPS (non-GAAP)	$10.58	$11.72	$12.92	$14.80	$17.57	$20.32	$22.77	$25.72	$34.01	$39.65	$38.03

Corporate Information

Corporate Offices

Mettler-Toledo International Inc.
1900 Polaris Parkway
Columbus, Ohio 43240-4035
Phone 614-438-4511

Im Langacher 44
CH-8606 Greifensee, Switzerland
Phone +41-44-944 22 11

www.mt.com

Transfer Agent and Registrar

Computershare Trust Company N.A. acts as primary Transfer Agent and Registrar for the Company. Questions should be sent to:

Computershare
P.O. Box 505000
Louisville, KY 40233
Phone 866-322-7862
www-us.computershare.com/investor

Annual Meeting

The annual meeting of shareholders will be held at 8 a.m. on Thursday, May 9, 2024. A notice of the meeting, together with a form of proxy and a proxy statement, will be mailed to shareholders on or about March 15, 2024.

Investor Relations

Direct requests for information to:

Adam Uhlman
Investor Relations
1900 Polaris Parkway
Columbus, Ohio 43240-4035
Phone +1 614-438-4794
adam.uhlman@mt.com

Officers

Patrick Kaltenbach
President and
Chief Executive Officer

Marc de La Guéronnière
Europe and North America

Jonas Greutert
Product Inspection

Stefan Heiniger
Laboratory

Gerry Keller
Process Analytics

Christian Magloth
Human Resources

Elena Markwalder
Industrial

Michelle Roe
General Counsel

Shawn P. Vadala
Chief Financial Officer

Oliver Wittorf
Supply Chain and IT

Richard Wong
Asia / Pacific

Board of Directors

Robert F. Spoerry*
Chair of the Board
Director since 1996

Roland Diggelmann
Former CEO,
Smith & Nephew plc
Director since 2022

Domitille Doat-Le Bigot
Chief Digital Officer,
Eurazeo
Director since 2020

Elisha W. Finney
Retired CFO,
Varian Medical Systems Inc.
Director since 2017

Richard Francis
Chief Executive Officer,
Teva Pharmaceutical Industries Ltd.
Director since 2016

Michael A. Kelly
Retired Executive Vice President –
Electronics and Energy,
3M Company
Director since 2008

Thomas P. Salice
Co-Founder and Managing Member,
SFW Capital Partners, LLC
Director since 1996

Dr. Wolfgang Wienand
Chief Executive Officer,
Siegfried Holding AG
Director since 2023

Ingrid Zhang
President, China – Innovative Medicines,
Novartis
Director since 2023

*Will not stand for re-election in May 2024

www.mt.com

FSC Logo here